Exhibit 99.1

LATAM expects to maintain levels similar to last month with an operational estimate of 66% for February

●	Likewise, an operation of 97% is expected for the domestic market in Brazil, while a recovery of 75% is expected for the domestic market of Spanish-speaking countries, both estimates in relation to the same month of 2019.

Santiago (Chile), February 10, 2022 - Despite the Omicron variant impact and the increase in cases of COVID-19, LATAM continues to show operational trends similar to those of January of this year, estimating a commercial passenger operation of up to 66% (measured in available seat kilometers - ASK) in February, compared to the same month of 2019 and a pre-pandemic context. This forecast may be impacted by the increase in cases of the Omicron variant of COVID-19.

LATAM plans to operate approximately 1,059 daily national and international flights during February, connecting 132 destinations in 18 countries. The cargo business has 1,110 flights scheduled on cargo freighters with an average utilization level that is 6% higher than the same period in 2019.

In January 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 65.4% in relation to the same period in 2019, based on an operation measured in ASK (available seat kilometers) of 69.5% compared to January 2019. This means that the load factor reached 80.4%.

In regards to cargo operations, the load factor was 53.5%, which corresponds to an increase of 1.2 percentage points compared to January 2019.

LATAM Group Operational Estimate – February 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

●   72% projected operation (versus February 2019). January 2022 projection reference: 82%

●   97% domestic and 49% international

●   Total February destinations: 49 domestic (equivalent to 495 daily flights on average) and 19 international

Chile

●   57% projected operation (versus February 2019). January 2022 projection reference: 60%

●   74% domestic and 48% international

●   Total February destinations: 16 domestic (equivalent to 167 daily flights on average) and 22 international

Colombia

●   103% projected operation (versus February 2019). January 2022 projection reference: 109%

●   151% domestic and 64% international

●   Total February destinations: 17 domestic (equivalent to 161 daily flights on average) and 4 international

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Ecuador

●   36% projected operation (versus February 2019). January 2022 projection reference: 46%

●   102% domestic and 17% international

●   Total February destinations: 8 domestic (equivalent to 22 daily flights on average) and 2 international

Peru

●   62% projected operation (versus February 2019). January 2022 projection reference: 67%

●   92% domestic and 53% international

●   Total February destinations: 19 domestic (equivalent to 142 daily flights on average) and 20 international

Cargo	● 91% projected operation (versus February 2019). January 2022 projection reference: 91% ● 93% domestic belly and 58% international belly* ● 150% dedicated freighter

* Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - February 2022

(Measured in ASK)

Domestic Spanish-speaking countries	75%
Domestic Brazil	97%
International	47%
Consolidated Total	66%

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

January 2022 Traffic Report

	January				January			Year to date				Year to date
	2022	2021	% Change		2019	% Change		2022	2021	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	7,538	3,849	95.9%		11,519	-34.6%		7,538	3,849	95.9%		11,519	-34.6%
DOMESTIC SSC (1)	1,713	837	104.7%		2,143	-20.0%		1,713	837	104.7%		2,143	-20.0%
DOMESTIC BRAZIL (2)	2,963	2,139	38.5%		2,860	3.6%		2,963	2,139	38.5%		2,860	3.6%
INTERNATIONAL (3)	2,862	873	227.9%		6,516	-56.1%		2,862	873	227.9%		6,516	-56.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	9,371	5,476	71.1%		13,475	-30.5%		9,371	5,476	71.1%		13,475	-30.5%
DOMESTIC SSC (1)	2,130	1,173	81.6%		2,480	-14.1%		2,130	1,173	81.6%		2,480	-14.1%
DOMESTIC BRAZIL (2)	3,527	2,601	35.6%		3,412	3.4%		3,527	2,601	35.6%		3,412	3.4%
INTERNATIONAL (3)	3,713	1,702	118.1%		7,583	-51.0%		3,713	1,702	118.1%		7,583	-51.0%

PASSENGER LOAD FACTOR
SYSTEM	80.4%	70.3%	10.2	pp	85.5%	-5.0	pp	80.4%	70.3%	10.2	pp	85.5%	-5.0	pp
DOMESTIC SSC (1)	80.4%	71.4%	9.0	pp	86.4%	-6.0	pp	80.4%	71.4%	9.0	pp	86.4%	-6.0	pp
DOMESTIC BRAZIL (2)	84.0%	82.2%	1.8	pp	83.8%	0.2	pp	84.0%	82.2%	1.8	pp	83.8%	0.2	pp
INTERNATIONAL (3)	77.1%	51.3%	25.8	pp	85.9%	-8.9	pp	77.1%	51.3%	25.8	pp	85.9%	-8.9	pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,202	3,065	69.7%		6,584	-21.0%		5,202	3,065	69.7%		6,584	-21.0%
DOMESTIC SSC (1)	2,141	1,079	98.3%		2,376	-9.9%		2,141	1,079	98.3%		2,376	-9.9%
DOMESTIC BRAZIL (2)	2,492	1,773	40.6%		2,631	-5.3%		2,492	1,773	40.6%		2,631	-5.3%
INTERNATIONAL (3)	570	213	167.4%		1,577	-63.9%		570	213	167.4%		1,577	-63.9%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	267	255	4.5%		285	-6.4%		267	255	4.5%		285	-6.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	498	402	23.9%		545	-8.6%		498	402	23.9%		545	-8.6%

CARGO LOAD FACTOR
SYSTEM	53.5%	63.5%	-10.0	pp	52.3%	1.2	pp	53.5%	63.5%	-10.0	pp	52.3%	1.2	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freight subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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